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                                                               Exhibit 99(b)

                         Entergy Gulf States, Inc.
           Computation of Ratios of Earnings to Fixed Charges and
    Ratios of Earnings to Combined Fixed Charges and Preferred Dividends


                                                                                                        12 months
                                                             1995      1996     1997     1998     1999   June-00
Fixed charges, as defined:
  Total Interest charges                                    $200,224 $193,890 $180,073 $178,220 $153,034 $152,232
  Interest applicable to rentals                              16,648   14,887   15,747   16,927   16,451   16,542
                                                            -----------------------------------------------------

Total fixed charges, as defined                              216,872  208,777  195,820  195,147  169,485  168,774

Preferred dividends, as defined (a)                           44,651   48,690   30,028   32,031   29,355   25,992
                                                            -----------------------------------------------------

Combined fixed charges and preferred dividends, as defined  $261,523 $257,467 $225,848 $227,178 $198,840 $194,766
                                                            =====================================================

Earnings as defined:

Income (loss) from continuing operations before
extraordinary items and
  the cumulative effect of accounting changes               $122,919  ($3,887) $59,976  $46,393 $125,000 $166,113
  Add:
    Income Taxes                                              63,244  102,091   22,402   31,773   75,165   85,151
    Fixed charges as above                                   216,872  208,777  195,820  195,147  169,485  168,774
                                                            -----------------------------------------------------
Total earnings, as defined (b)                              $403,035 $306,981 $278,198 $273,313 $369,650 $420,038
                                                            =====================================================

Ratio of earnings to fixed charges, as defined                  1.86     1.47     1.42     1.40     2.18     2.49
                                                            =====================================================

Ratio of earnings to combined fixed charges and
 preferred dividends, as defined                                1.54     1.19     1.23     1.20     1.86     2.16
                                                            =====================================================

(a) "Preferred dividends," as defined by SEC regulation S-K, are computed by dividing the preferred dividend requirement by one hundred percent (100%) minus the income tax rate.

(b) Earnings for the year ended December 31, 1994, for GSU were not adequate to cover fixed charges combined fixed charges and preferred dividends by $144.8 million and $197.1 million, respectively.



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